UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number: 000-49950



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K and Form 10-KSB    |_| Form 20-F    |_| Form 11-K

                        |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

  For Period Ended: December 31, 2007

      |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

         For the Transition Period Ended :________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Inrob Tech Ltd.
                            ----------------------------------------------------


Former name if applicable: ___________________________________________

Address of principal executive office (street and number):
1515 Tropicana Ave, Suite 140
------------------------------

City, state and zip code:   Las Vegas, Nevada  89119
                            ------------------------


                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-KSB. The Company's Fiscal on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

                  Ben-Tsur Joseph, President, 702-795-3601

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

                   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

It is expected that the Company's net loss for the year ended December 31, 2007, will amount to approximately $2,317,232 compared to a net loss of $828,232 for the year ended December 31, 2006. This may be attributed to a decrease in gross profit of approximately $23,414, an increase in general and administrative expenses of approximately $773,096, and an increase in other expense and taxes pertaining primarily to interest expense primarily related to convertible notes of approximately $692,490.

                                 Inrob Tech Ltd.
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008                 By:  /s/ Ben-Tsur Joseph
                                          -------------------
                                          Ben-Tsur Joseph
                                          President